MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

February 27, 2013

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:         MainStay Funds Trust (File No. 333-160918 and File No. 811-22321) (the “Registrant”)

Dear Ms. Cole:

This letter responds to comments that you provided telephonically on January 17, 2013 regarding Post-Effective Amendment No. 38 to the Registrant’s registration statement on Form N-1A. This filing pertains to the following series of the Registrant (the “Funds”):

MainStay Epoch U.S. Equity Yield Fund

MainStay ICAP Equity Fund

MainStay ICAP Select Equity Fund

MainStay U.S. Equity Opportunities Fund

MainStay ICAP International Fund

Comments Applicable to All Funds

Comment 1: You asked that we include the contingent deferred sales charge in the Fees and Expenses table.

Response:    The contingent deferred sales charge is only imposed on certain redemptions made within one year of the date of purchase on shares that were purchased without an initial sales charge. Therefore, we believe that including this as a line item in the Fees and Expenses could be misleading to shareholders. For that reason, the Registrant respectfully declines to make the proposed change.

Comment 2: You asked that we remove the footnote describing each Fund’s tiered management fee.

Response:    We believe that information regarding the tiered management fee is important for shareholders to understand the fees and expenses that they may pay if they buy and hold shares of a Fund and that removing the footnote relating to this tiered management fee could be misleading to shareholders. Therefore, the Registrant respectfully declines to make the proposed change.

Comment 3: You asked us to confirm that for any Fund with a contractual fee waiver footnote: (i) we indicate that the fee waiver will be in effect for at least one year; and (ii) we indicate any recoupments in the Fees and Expenses Table.

Response:    We confirm that all relevant footnotes and tables conform to your comment.

Comments Applicable to MainStay U.S. Equity Opportunities Fund Only

Comment 1: You asked that we revise the Fees and Expenses table to provide additional detail with regard to short sale expenses and acquired fund fees and expenses.

Response:    We have revised the table as requested.

Comment 2: You asked that we revise the first sentence of the Principal Investment Strategies section to read as follows:

“The Fund normally invests at least 80% of its net assets (net assets plus any borrowings for investment purposes) in U.S. equity securities.”

Response:    We have revised the disclosure as requested.

Comment 3: You asked us to confirm that we cover written credit default swaps at the full notional value of the swap.

Response:    We confirm that, if the Fund were to invest in a written credit default swap, we would cover such swap at the full notional value of the swap for purposes of the Investment Company Act of 1940, as amended.

Comment 4: You asked us to revise the Principal Investment Strategies section to disclose the types of swaps in which the Fund may invest.

Response:    We have revised the disclosure as requested.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:        J. Kevin Gao

             Sander M. Bieber